November 8, 2024

Russell Heiser
Chief Executive Officer
FlexShopper, Inc.
901 Yamato Road, Suite 260
Boca Raton, FL 33431

        Re: FlexShopper, Inc.
            Registration Statement on Form S-1
            Filed October 28, 2024
            File No. 333-282857
Dear Russell Heiser:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that you are offering securities on a delayed or continuous basis pursuant to
       Rule 415 under the Securities Act of 1933. We also note that you are distributing non-
       transferable subscription rights "to purchase units at a subscription price equal to the lower of (i) an initial price of $____ or (ii) an alternate price equal to 92.5% of the
       volume weighted average price (   VWAP   ) of our common stock." In this
regard, it
       appears that you are registering a primary at-the-market offering. Rule 415(a)(4)
       restricts primary at-the-market offerings to those issuers that fall within Rule
       415(a)(1)(x), which, in turn, is limited to offerings registered (or qualified to be registered) on Forms S-3 or F-3. As it appears that you are not eligible to register this offering on Form S-3, please provide us with a detailed legal analysis as to why you believe you are eligible to register this offering under Rule 415. Alternatively, please
 November 8, 2024
Page 2

       revise your registration statement to include a fixed price at which you will offer the securities for the duration of the offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Spencer G. Feldman